PRIMERO MINING CORP.
SEPTEMBER 30, 2017

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2017	2016	2017	2016

Revenue	7	$23,636	$36,581	$59,237	$113,492
Operating expenses		(17,003)	(25,251)	(44,036)	(79,578)
Depreciation and depletion		(5,460)	(10,973)	(17,470)	(35,716)
Total cost of sales		(22,463)	(36,224)	(61,506)	(115,294)
Earnings (loss) from mine operations		1,173	357	(2,269)	(1,802)
Mining interest impairment charge	4	-	-	(245,000)	-
Exploration expenses		(642)	(206)	(1,856)	(1,152)
Share-based compensation		(972)	(2,268)	(3,680)	(5,583)
General and administrative expenses	11	(2,541)	(3,416)	(8,396)	(10,966)
Other charges	12	(1,116)	(2,284)	(10,629)	(4,131)
Loss from operations		(4,098)	(7,817)	(271,830)	(23,634)
Transaction costs		-	-	-	(1,214)
Interest and finance expenses	13	(3,282)	(2,180)	(8,556)	(6,991)
Mark-to-market (loss) gain on debentures & warrants		(624)	2,756	6,272	103
Other (expenses) income	14	(972)	(841)	1,102	(203)
Loss before income taxes		(8,976)	(8,082)	(273,012)	(31,939)
Income tax (expense) recovery	15	(1,817)	(3,376)	7,485	(12,161)
Net loss from continuing operations		(10,793)	(11,458)	(265,527)	(44,100)
Net earnings (loss) from discontinued operations, net of income taxes	5	3,217	(275)	(28,945)	(233)
Net loss for the period		($7,576)	($11,733)	($294,472)	($44,333)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		27	17	27	27
Unrealized gain on investment in Fortune Bay, net of tax of $nil		-	835	-	1,058
Total comprehensive loss for the period		($7,549)	($10,881)	($294,445)	($43,248)
Basic and diluted loss per share from continuing operations		($0.06)	($0.06)	($1.39)	($0.26)
Basic and diluted earnings(loss) per share from discontinued operations		$0.02	($0.00)	($0.15)	($0.00)
Basic and diluted loss per share including discontinued operations		($0.04)	($0.06)	($1.54)	($0.26)
Weighted average number of common shares outstanding
Basic		192,013,469	187,928,499	191,364,427	172,942,184
Diluted		192,013,469	187,928,499	191,364,427	172,942,184

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		September 30	December 31
	Notes	2017	2016

Assets
Current assets
Cash and cash equivalents		$14,889	$19,875
Restricted cash	5	4,924	-
Trade and other receivables		711	1,962
Value added and income taxes receivable		55,464	34,494
Prepaid expenses		2,396	3,893
Inventories	8	15,018	22,829
Assets held for sale	5	57,819	-
Total current assets		151,221	83,053
Non-current assets
Restricted cash		-	4,577
Mining interests	4,9	246,158	577,920
Deferred tax asset		-	3,763
Value added tax receivable		-	7,344
Other non-current assets		1,073	1,160
Total assets		$398,452	$677,817

Liabilities
Current liabilities
Trade and other payables		$19,190	$31,781
Income tax payable		750	1,558
Other taxes payable		2,724	2,035
Current portion of long-term debt	10	77,081	50,841
Liabilities held for sale	5	31,015	-
Total current liabilities		130,760	86,215
Non-current liabilities
Other taxes payable		18,666	14,120
Deferred tax liability		13,820	28,428
Decommissioning liability		10,755	29,790
Long-term debt	10	47,250	52,906
Warrant liability	17 (a)	44	1,066
Other long-term liabilities		5,262	4,162
Total liabilities		$226,557	$216,687

Shareholders' equity
Share capital	17 (a)	$914,847	$908,923
Shares reserved for future issuance	17 (a)	297	297
Contributed surplus	17 (b)	57,975	58,857
Accumulated other comprehensive loss		(3,499)	(3,694)
Deficit		(797,725)	(503,253)
Total shareholders' equity		$171,895	$461,130
Total liabilities and shareholders' equity		$398,452	$677,817
Going concern (Note 1)
Commitments and contingencies (Notes 15(b) and 20)
Subsequent events (Note 5)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )
(UNAUDITED )

				Shares		Accumulated
				reserved		other
		Share capital		for future	Contributed	comprehensive		Total
	Notes	Shares	Amount	issuance	surplus	loss	Deficit	equity
Balance, January 1, 2016		164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering		22,022,500	33,047	-	-	-	-	33,047
Acqusition of mining concessions		879,397	1,679	-	-	-	-	1,679
PSUs settled in shares		1,163,962	4,376	-	(4,376)	-	-	-
Common shares reserved for future issuance		-	-	2,158	-	-	-	2,158
Other comprehensive income, net of tax		-	-	-	6,751	-	-	6,751
Share-based compensation		-	-	-	-	1,085	-	1,085
Loss for the period		-	-	-	-	-	(44,333)	(44,333)
Balance, September 30, 2016		188,251,666	$906,477	$2,158	$57,359	($3,565)	($313,166)	$649,263

Balance, January 1, 2017		189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	17 (a)	1,766,384	5,323	-	(5,323)	-	-	-
Severance and other employee payments	17 (a)	993,684	601	-	(5)	-	-	596
Other comprehensive income, net of tax		-	-	-	-	195	-	195
Share-based compensation	17 (b)	-	-	-	4,446	-	-	4,446
Loss for the period		-	-	-	-	-	(294,472)	(294,472)
Balance, September 30, 2017		192,268,433	$914,847	$297	$57,975	($3,499)	($797,725)	$171,895

Total comprehensive loss was $294.5 million for the nine months ended September 30, 2017 (September 30, 2016 – loss of $43.2 million).
See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2017	2016	2017	2016
Operating activities
Loss before income taxes		($8,976)	($8,082)	($273,012)	($31,939)
Earnings (loss) before income taxes, from discontinued operations	5	3,217	(454)	(28,945)	(1,254)
Adjustments for:
Mining interests impairment charge	4	4,963	-	289,963	-
Depreciation and depletion		6,790	15,994	24,695	47,826
Share-based compensation expense		1,215	2,679	4,426	6,762
Payments made under the Phantom Share Unit Plan		-	(86)	116	(372)
Mark-to-market loss (gain) on convertible debentures		750	(1,875)	(5,250)	375
Mark-to-market (gain) loss on warrant liability		(126)	(881)	(1,022)	(478)
Write-down of inventory		1,272	535	3,468	1,040
Unrealized foreign exchange loss(gain)		672	(91)	(1,303)	2,771
Taxes paid		-	(3,888)	(4,116)	(24,193)
Other		39	(600)	1,783	129
Other adjustments
Transaction costs(disclosed in financing activities)		-	-	-	232
Finance income (disclosed in investing activities)		(2)	(26)	(27)	(70)
Finance expense		3,702	2,314	9,116	7,454
Operating cash flow before working capital changes		13,516	5,539	19,892	8,283
Changes in non-cash working capital	16	(6,026)	(10,718)	(15,017)	(199)
Cash provided by (used in) operating activities		$7,490	($5,179)	$4,875	$8,084
Investing activities
Expenditures on mining interests - San Dimas		($6,823)	($8,655)	($16,535)	($28,648)
Expenditures on mining interests - Black Fox		(4,734)	(5,011)	(10,408)	(23,004)
Expenditures on mining interests - Other		-	(697)	(206)	(1,548)
Cash used in investing activities		($11,557)	($14,363)	($27,149)	($53,200)
Financing activities
Proceeds from equity offering	17 (a)	$-	$-	$-	$39,958
Transaction costs on equity offering	17 (a)	-	-	-	(2,464)
Drawdown on revolving credit facility	10 (a)	10,000	-	25,000	50,000
Repayment of convertible debenture	10 (b)	-	-	-	(48,116)
Payments on capital leases		(69)	(1,247)	(1,116)	(3,249)
Funds released from reclamation bond		-	-	-	1,564
Interest paid		(3,088)	(2,608)	(6,653)	(7,038)
Cash provided by (used in) financing activites		$6,843	($3,855)	$17,231	$30,655
Effect of foreign exchange rate changes on cash		($23)	$80	$57	$19
(Decrease) increase in cash		$2,753	($23,317)	($4,986)	($14,442)
Cash, beginning of period		12,136	54,476	19,875	45,601
Cash, end of period		$14,889	$31,159	$14,889	$31,159

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1. Basis of preparation and going concern

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with Primero Mining Corp.’s (the “Company”) most recently issued annual consolidated financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The Company has been impacted by disappointing operating results in 2016 and 2017 and a strike action initiated by unionized employees at the San Dimas mine earlier in 2017. The Company has undertaken a number of actions to reduce cash outflows and costs, including a significant reduction of capital expenditures without impacting operating capacity in the near term. The Company’s Board of Directors commenced a strategic review process to explore alternatives to improve stakeholder value. As part of this process, the Company completed the sale of the Black Fox Complex on October 6, 2017 for adjusted gross proceeds of $27.5 million and a pending release of associated restricted cash of $5.0 million.

The Company continues to explore ways to maximize stakeholder value related to its San Dimas mine in Mexico, including potential strategic investments, joint ventures, revision of the San Dimas Silver Purchase Agreement and a potential divestiture. The Company has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a revision of the San Dimas Silver Purchase Agreement with Wheaton Precious Metals Corp. (“WPM”), formerly Silver Wheaton Corp. Discussions are ongoing and are focused on potential changes to the silver purchase agreement and distribution of proceeds in a divestiture scenario. At this time, there is no certainty that these discussions will result in a resolution acceptable to the Company.

Despite efforts to reduce costs and sell non-core assets, there is no certainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF on November 23, 2017. If needed to allow a strategic solution to be completed, the Company would seek to extend the RCF maturity date. Any extension will likely require the consent of WPM as guarantor of the RCF. As there can be no certainty that this extension will be granted, the Company is considering available alternatives to protect value and sustain operations while enabling the Company to restructure its affairs. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross-default provisions under the convertible debentures and the Silver Purchase Agreement.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material. The Company’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The following significant accounting policy, not previously disclosed in the annual consolidated financial statements, is relevant for these interim financial statements:

Assets held for sale and discontinued operations

Assets or disposals groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and measured at the lower of carrying amount or fair value less costs to sell. The assets or disposals groups must be available for immediate sale and the sale must be highly probable within one year. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurement are included in the statements of operations and comprehensive (loss) income. No depreciation is charged on assets or disposals groups classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, abandoned or that is classified as held for sale.

Discontinued operations are presented on the statements of operations and comprehensive (loss) income as a separate line.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 13, 2017.

2. Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and expects to provide an update on the anticipated impact in the financial statements for the year ending December 31, 2017.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that its current method of recognition and measurement of gold and silver sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

3. Tax ruling in Mexico

On October 4, 2012, Primero Empresa Minera, S.A. de C.V. (PEM) received a ruling (APA Ruling) from the Mexican tax authority, Servicio de Administración Tributaria (the SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. The Company submitted its formal response to the 2010 observations letter on October 9, 2017.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.4 million of taxes before penalties or interest. The Company is currently preparing its formal response to the 2011 observations letter.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2016 would be in the range of $125 - $140 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding value-added tax (VAT) receivables and has received $15.2 million of VAT refunds between July and October 2017.

Since January 1, 2015 the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4. Impairment Charge

In accordance with IFRS, non-current assets are tested for impairment when events or changes in circumstances suggest that their carrying amount may not be recoverable. When there is an indicator of impairment the impacted cash generating unit (CGU) is tested for impairment.

As part of the strategic review process discussed in Note 1 the Company has received several proposals that identified that the carrying value of its CGUs exceeded their fair value. During the second quarter of 2017, the Company recorded an impairment of $285.0 million, which comprised impairments of $195.0 million for the San Dimas mine, $40.0 million for the Black Fox Complex (Note 5) and $50.0 million for the Cerro del Gallo project. During the third quarter, an additional impairment of $5.0 million was recorded for the Black Fox Complex to align with the sales proceeds received.

Consistent with year end, the recoverable amount of the San Dimas Mine and Cerro del Gallo project were determined using fair value less costs of disposal (FVLCD) which exceeded the value in use for each of the CGUs in the second quarter of 2017. In the third quarter of 2017, no material new events were identified for either CGU, and there has been no changes to the impairment charges recorded in the second quarter.

As a result of the final sale agreement for the Black Fox Complex (Note 5), and the fact that the selling price is lower than the carrying value of the CGU at September 30, 2017, the net book value of the CGU was written down to its FVLCD of $26.8 million immediately prior to the sale.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

5. Assets Held for Sale

In August 2017, the Company announced the sale of the assets and liabilities of the Black Fox Complex in exchange for gross proceeds of $35.0 million in cash. The sale of Black Fox Complex was completed on October 6, 2017, for total consideration of $32.5 million including cash proceeds of $27.5 million and the expected release of $5.0 million from restricted cash that was pledged towards environmental closure liabilities. At September 30, 2017, the assets and liabilities of the Black Fox Complex that were included in the sales agreement were classified as held for sale in the statement of financial position. The Company recorded an impairment charge related to the Black Fox Complex of $5.0 million and $45.0 million, respectively, for the three and nine months ended September 30, 2017 (Note 4). The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

The disposal of the Black Fox Complex is aligned with the Company’s strategic review process. All proceeds, net of transaction costs, will be utilized to repay a portion of the outstanding balance on the RCF. This includes the pending restricted cash release, which is expected to be received in November. At November 13, 2017, a total of $25.0 million of these proceeds had been used to partially repay amounts due under the RCF.

Assets and liabilities held for sale

The major classes of assets and liabilities of the Black Fox Complex as at September 30, 2017 are as follows:

September 30
2017

Assets
Current assets
Trade and other receivables	328
Value added and income taxes receivable	394
Prepaid expenses	369
Inventories	4,486
Mining interests	52,242
Total assets	$57,819

Liabilities
Current liabilities
Trade and other payables	8,887
Current debt	351
Decommissioning liability	21,605
Long-term debt	172
Total liabilities	$31,015

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Discontinued operations

The results of discontinued operations, comprising the Black Fox Complex, included in the interim consolidated statement of operations and comprehensive income (loss) for the three and nine months ended September 30, 2017 are presented below. The comparative periods have been recast accordingly.

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Revenue	$24,424	$20,431	$63,607	$53,503
Operating expenses	(14,067)	(15,832)	(38,676)	(40,829)
Depreciation and depletion	(1,330)	(5,021)	(7,225)	(12,110)
Total cost of sales	(15,397)	(20,853)	(45,901)	(52,939)
Earnings from mine operations	9,027	(422)	17,706	564
Mining interest impairment charge	(4,963)	-	(44,963)	-
General and administrative expenses	18	(255)	(252)	(722)
Other charges	(51)	-	(51)	-
Earnings (loss) from operations	4,031	(677)	(27,560)	(158)
Interest and finance expenses	(69)	(134)	(208)	(463)
Other (expenses) income	(745)	357	(1,177)	(633)
Earnings (loss) before income taxes	3,217	(454)	(28,945)	(1,254)
Income tax recovery	-	179	-	1,021
Net income (loss)	$3,217	($275)	($28,945)	($233)

The results of discontinued operations included in the interim consolidated statement of cash flows for the three and nine months ended September 30, 2017 are presented below; the comparative periods have been recast accordingly.

	Three months ended		Nine months ended
	September 30		September 30
Cash flow from (used in):	2017	2016	2017	2016

Operating activities before working capital changes	$4,681	$7,305	$14,841	$15,682
Changes in non-cash working capital	2,131	1,550	(4,483)	5,514
Operating activities	6,812	8,855	10,358	21,196
Investing activities	(4,734)	(5,011)	(10,408)	(23,004)
Financing activities and effect of foreign exchange rates	(69)	(925)	(1,048)	(3,160)
Net cash flow from (used in) discontinued operations	2,009	2,919	(1,098)	(4,968)
Cash and cash equivilents held for sale	-	-	-	-

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

6. Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex – Note 5). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

					Discontinued
					Operations
		Cerro del		Continuing	(Black Fox
	San Dimas	Gallo	Corporate	Operations	Complex)[1]	Total
At September 30, 2017
Current assets	$79,691	$1,253	$12,458	$93,402	$57,819	$151,221
Mining interests	232,114	13,802	242	246,158	-	246,158
Other non-current assets	1,979	-	(906)	1,073	-	1,073
Total assets	$313,784	$15,055	$11,794	$340,633	$57,819	$398,452

Current liabilities	$18,911	$6	$80,828	$99,745	$31,015	$130,760
Non-current liabilities	49,454	314	46,029	95,797	-	95,797
Total liabilities	$68,365	$320	$126,857	$195,542	$31,015	$226,557

1. Presented as assets held for sale and discontinued operations as of September 30, 2017.

		Cerro del		Black Fox
As at December 31, 2016	San Dimas	Gallo	Corporate	Complex	Total
Current assets	$60,604	$1,479	$4,209	$16,761	$83,053
Mining interests	428,251	63,659	330	$85,680	577,920
Other non-current assets	11,107	-	1,160	$4,577	16,844
Total assets	$499,962	$65,138	$5,699	$107,018	$677,817

Current liabilities	$20,373	$18	$54,836	$10,988	$86,215
Non-current liabilities	50,585	5,711	53,861	$20,315	130,472
Total liabilities	$70,958	$5,729	$108,697	$31,303	$216,687

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

					Discontinued
					Operations
		Cerro del		Continuing	(Black Fox
	San Dimas	Gallo	Corporate	Operations	Complex)	Total
Nine Months Ended September 30, 2017
Revenue	$59,237	$-	$-	$59,237	$63,607	$122,844
Operating expenses	44,036	-	-	44,036	38,676	82,712
Depreciation and depletion	17,344	39	87	17,470	7,225	24,695
Total cost of sales	61,380	39	87	61,506	45,901	107,407
(Loss) earnings from mine operations	(2,143)	(39)	(87)	(2,269)	17,706	15,437
Mining interest impairment charge	(195,000)	(50,000)	-	(245,000)	(44,963)	(289,963)
Exploration expenses	(1,130)	(726)	-	(1,856)	-	(1,856)
Share-based compensation	-	-	(3,680)	(3,680)	-	(3,680)
General and administrative expenses	(1,612)	(54)	(6,730)	(8,396)	(252)	(8,648)
Other charges	(7,308)	-	(3,321)	(10,629)	(51)	(10,680)
Loss from operations	(207,193)	(50,819)	(13,818)	(271,830)	(27,560)	(299,390)
Other income (expense) items	673	178	(2,033)	(1,182)	(1,385)	(2,567)
Loss before income taxes	(206,520)	(50,641)	(15,851)	(273,012)	(28,945)	(301,957)
Income tax recovery (expense)	2,089	5,396	-	7,485	-	7,485
Net loss	($204,431)	($45,245)	($15,851)	($265,527)	($28,945)	($294,472)

Nine Months Ended September 30, 2016
Revenue	$113,492	$-	$-	$113,492	$53,503	$166,995
Operating expenses	79,578	-	-	79,578	40,829	120,407
Depreciation and depletion	35,549	64	103	35,716	12,110	47,826
Total cost of sales	115,127	64	103	115,294	52,939	168,233
(Loss) earnings from mine operations	(1,635)	(64)	(103)	(1,802)	564	(1,238)
Mining interest impairment charge	-	-	-	-	-	-
Exploration expenses	(1,152)	-	-	(1,152)	-	(1,152)
Share-based compensation	-	-	(5,583)	(5,583)	-	(5,583)
General and administrative expenses	(2,226)	(84)	(8,656)	(10,966)	(722)	(11,688)
Other charges	(1,718)	-	(2,413)	(4,131)	-	(4,131)
(Loss) earnings from operations	(6,731)	(148)	(16,755)	(23,634)	(158)	(23,792)
Other expense items	(1,792)	(232)	(6,281)	(8,305)	(1,096)	(9,401)
Loss before income taxes	(8,523)	(380)	(23,036)	(31,939)	(1,254)	(33,193)
Income tax(expense) recovery	(12,274)	113	-	(12,161)	1,021	(11,140)
Net (loss) income	($20,797)	($267)	($23,036)	($44,100)	($233)	($44,333)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

					Discontinued
					Operations
		Cerro del		Continuing	(Black Fox
	San Dimas	Gallo	Corporate	Operations	Complex)	Total
Three Months Ended September 30, 2017
Revenue	$23,636	$-	$-	$23,636	$24,424	$48,060
Operating expenses	17,003	-	-	17,003	14,067	31,070
Depreciation and depletion	5,420	12	28	5,460	1,330	6,790
Total cost of sales	22,423	12	28	22,463	15,397	37,860
Earnings (loss) from mine operations	1,213	(12)	(28)	1,173	9,027	10,200
Mining interest impairment charge	-	-	-	-	(4,963)	(4,963)
Exploration expenses	(306)	(336)	-	(642)	-	(642)
Share-based compensation	-	-	(972)	(972)	-	(972)
General and administrative expenses	(615)	(28)	(1,898)	(2,541)	18	(2,523)
Other charges	(186)	-	(930)	(1,116)	(51)	(1,167)
Loss from operations	106	(376)	(3,828)	(4,098)	4,031	(67)
Other expense items	(1,028)	(44)	(3,806)	(4,878)	(814)	(5,692)
Loss before income taxes	(922)	(420)	(7,634)	(8,976)	3,217	(5,759)
Income tax (expense) recovery	(1,837)	20	-	(1,817)	-	(1,817)
Net(loss) income	($2,759)	($400)	($7,634)	($10,793)	$3,217	($7,576)

Three Months Ended September 30, 2016
Revenue	$36,581	$-	$-	$36,581	$20,431	$57,012
Operating expenses	25,251	-	-	25,251	15,832	41,083
Depreciation and depletion	10,923	20	30	10,973	5,021	15,994
Total cost of sales	36,174	20	30	36,224	20,853	57,077
Earnings (loss) from mine operations	407	(20)	(30)	357	(422)	(65)
Mining interest impairment charge	-	-	-	-	-	-
Exploration expenses	(206)	-	-	(206)	-	(206)
Share-based compensation	-	-	(2,268)	(2,268)	-	(2,268)
General and administrative expenses	(888)	(72)	(2,456)	(3,416)	(255)	(3,671)
Other charges	(217)	-	(2,067)	(2,284)	-	(2,284)
Earnings (loss) from operations	(904)	(92)	(6,821)	(7,817)	(677)	(8,494)
Other (expense) income items	(955)	(93)	783	(265)	223	(42)
Earnings (loss) before income taxes	(1,859)	(185)	(6,038)	(8,082)	(454)	(8,536)
Income tax (expense) recovery	(3,394)	18	-	(3,376)	179	(3,197)
Net (loss) income	($5,253)	($167)	($6,038)	($11,458)	($275)	($11,733)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

7. Revenue

	Three months ended		Nine months ended
	September 30			September 30
	2017	2016	2017	2016

Gold	$19,479	$29,152	$48,058	$94,313
Silver	4,157	$7,429	11,179	$19,179
	$23,636	$36,581	$59,237	$113,492

a) Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Wheaton Precious Metals International Ltd. (WPMI), formerly Silver Wheaton Caymans (SWC), at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended August 5, 2017 was not exceeded (4.3 million ounces were delivered under the contract), while the threshold for the year ended August 5, 2016 was exceeded in July 2016. During the three and nine months ended September 30, 2017 the Company did not sell any silver at market prices (three and nine months ended September 30, 2016 - 0.1 million ounces at market prices).

b) Gold Purchase Agreement

The Company has a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

During the three and nine months ended September 30, 2017 the Company recorded revenue classified as discontinued operations of $0.9 million and $2.3 million, respectively (2016 - $0.7 million and $2.0 million, respectively) under the contract terms.

8. Inventories

	September 30	December 31
	2017	2016
Gold and silver	$8,634	$5,827
Stockpiled ore	1,357	5,285
Work-in-progress	294	5,771
Supplies	4,733	5,946
	$15,018	$22,829

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

9. Mining interests

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	September 30	December 31
	and leases	buildings	and vehicles	in progress	2017	2016
San Dimas Mine	$151,740	$31,988	$38,044	$10,342	$232,114	$428,251
Black Fox Complex	-	-	-	-	-	85,680
Cerro Del Gallo Project	8,380	5,313	109	-	13,802	63,659
Corporate	-	-	242	-	242	330
Total	$160,120	$37,301	$38,395	$10,342	$246,158	$577,920

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement and certain assets of the Black Fox Complex (reclassified in the current period to assets held for sale) are pledged as security for the gold purchase agreement (Notes 7 (a) and (b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 10(a)).

The carrying value of property, plant and equipment under finance leases at September 30, 2017 was $0.4 million (December 31, 2016 - $8.0 million). The lessors hold first security rights over the leased assets.

10. Debt

	September 30	December 31
	2017	2016
Current debt
Revolving credit facility(RCF)(a)	$77,081	$49,639
Finance lease liabilities(b)	-	1,202
	77,081	50,841
Long-term debt
5.75% convertible debentures(c)	$47,250	$52,500
Finance lease liabilities(b)	-	406
	47,250	52,906
	$124,331	$103,747

(a) The Company has a $75 million RCF, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. In March 2016, the Company drew down $50 million under the RCF to repay the 6.5% convertible debentures, assumed as part of the acquisition of Brigus Gold Corp. An additional $10 million was drawn down in March 2017, $5 million was drawn in May 2017 and $10 million was drawn in July 2017, fully drawing the RCF and bringing the outstanding balance under the RCF to $75.0 million. On March 30, 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms is guaranteed by WPM and certain affiliates and subsidiaries for a fee of $2.6 million payable at maturity, which is accreted over the new term of the RCF as additional interest cost. The Company paid $25 million against the outstanding balance of the RCF on October 6, 2017 with proceeds from the sale of the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Total unamortized transaction costs of $0.1 million relating to the original term of the RCF have been expensed. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical for this type of facility.

(b) The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60%. There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets. Outstanding obligations totaling $523 were reclassified in the current period to liabilities held for sale.

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% convertible debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion. The 5.75% convertible debentures have a cross-default provision that would be triggered by any default on the RCF.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

11. General and administrative expenses

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Salaries and wages	$1,210	$1,622	$3,792	$4,952
Rent and office costs	276	227	667	646
Legal, accounting, consulting and professional fees	192	445	938	1,848
Directors fees and expenses	205	315	862	807
Other general and administrative expenses	658	807	2,137	2,713
	$2,541	$3,416	$8,396	$10,966

12. Other charges

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Legal expenses associated with proceedings in Mexico	$200	$1,255	$859	$3,006
Employee severance payments	-	1,029	2,120	1,125
Legal and advisory costs relating to financing initiatives	-	-	527	-
Idle and restart costs incurred during strike at San Dimas	-	-	6,207	-
Advisory fees associated with strategic review process	916	-	916	-
	$1,116	$2,284	$10,629	$4,131

Idle costs incurred during the strike at San Dimas comprise labor and contractor costs, supplies and incremental consulting and advisory fees.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

13. Interest and finance expenses

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Interest expenses
Interest on 5.75% convertible debentures	$1,070	$1,087	$3,226	$3,243
Interest on 6.5% convertible debentures	-	-	-	775
Interest on revolving credit facility	860	533	2,080	1,257
	1,930	1,620	5,306	5,275
Finance expenses
Accretion on 6.5% convertible debentures	$-	$-	$-	$365
Accretion on asset retirement obligation	191	181	574	542
Accretion on revolving credit facility guarantee fee	1,059	-	2,117	-
Amortization of revolving credit facility transaction costs	71	219	433	654
Others	31	160	126	155
	1,352	560	3,250	1,716
	$3,282	$2,180	$8,556	$6,991

14. Other income (expenses)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Foreign exchange (loss) gain	($638)	($821)	$2,596	($114)
Gain on derivative liability	-	-	-	5
Finance income	2	25	27	69
Unrealized loss on investment in Fortune Bay	-	-	(255)	-
Others	(336)	(45)	(1,266)	(163)
	($972)	($841)	$1,102	($203)

15. Income taxes

a) Tax expense

Tax expense comprises the following:

	Three months ended		Nine months ended
	September 30			September 30
	2017	2016	2017	2016
Current income tax expense	$766	($621)	$797	$956
Deferred income tax expense (recovery)	1,051	3,997	(8,282)	11,205
Income tax expense (recovery)	$1,817	$3,376	($7,485)	$12,161

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Three months ended		Nine months ended
	September 30			September 30
	2017	2016	2017	2016
Loss before income taxes	($8,976)	($8,082)	($273,012)	($31,939)
Canadian federal and provincial income tax rate	26.5%	26.5%	26.5%	26.5%
Expected income tax recovery	(2,377)	(2,142)	(72,348)	(8,464)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(179)	(174)	(9,311)	(624)
Share-based payments	289	612	1,042	1,519
Amounts allowable for tax purposes	(3,544)	(1,324)	(7,986)	(5,145)
Impact of foreign exchange and inflation	4,468	4,764	(20,514)	19,425
Withholding taxes on intercompany interest	913	823	2,563	2,517
Royalty taxes in Mexico	139	(16)	258	(259)
Impairment of mining interest and deferred tax assets	-	-	85,990	-
Benefit of tax losses not recognized	2,108	833	12,821	3,192
Income tax expense (recovery)	$1,817	$3,376	($7,485)	$12,161

b) Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with WPM in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a WPM’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to WPM 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). From August 6, 2016 to August 5, 2017, the contract price was $4.28 per ounce (August 6, 2015 to August 5, 2016 - $4.24). From August 6, 2017 the contract price is $4.32 per ounce. The price paid by WPM under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to WPM. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (STB), to WPM’s subsidiary, WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement. When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. The Company submitted its formal response to the 2010 observations letter on October 9, 2017.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.4 million of taxes before penalties or interest. The Company is currently preparing its formal response to the 2011 observations letter.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2016 would be in the range of $125 - $140 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds between July and October 2017.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As at September 30, 2017, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended its advancement of international arbitration proceedings against the Mexican Government.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Tax treatment for tax years following 2014

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Other

In the observations letters for both the 2010 and 2011 tax years the SAT raised some queries with respect to certain intercompany transactions, and the Company has provided the pertinent information for 2010 and will provide the 2011 information in due course. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements.

16. Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
		September 30	September 30
	2017	2016	2017	2016
Trade and other receivables	($820)	($470)	$923	$1,225
Value added and income taxes receivable	1,250	(4,919)	(8,772)	(3,248)
Prepaid expenses	(633)	843	1,128	4,711
Inventories	(1,189)	2,032	(8,989)	4,505
Trade and other payables	(5,691)	(5,352)	(2,050)	(6,783)
Other taxes payable	1,057	(2,852)	2,743	(609)
	($6,026)	($10,718)	($15,017)	($199)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

17. Shareholders’ equity

a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.92 million has been paid as of December 31, 2016) and the issuance of 2,010,050 of Primero’s common shares. 1,854,271 common shares were issued as of December 31, 2016, with the remaining 155,779 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss). During the three and nine months ended September 30, 2017 a mark to market gain of $0.2 million and $0.9 million, respectively, (2016 – loss of $0.4 million and $0.4 million, respectively) was recognized in relation to the common share purchase warrants.

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

During the nine months ended September 30, 2017, the Company issued a total of 993,684 common shares, valued at $0.6 million, as severance and other payments to former employees.

b) Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the nine month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2016	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43
Exercise of stock options	-	-	-	-	-	-
PSUs settled in shares	(5,323)	-	-	-	(5,323)	-
PSUs settled in cash	-	-	-	-	-	-
Severance payments	-	-	-	(5)	(5)	-
Expiry of warrants	-	-	-	-	-	-
Share-based compensation expense	3,379	878	189	-	4,446	(18)
At September 30, 2017	$4,010	$22,984	$973	$30,008	$57,975	$25

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

A summary of the Company’s stock option activities for the nine month period ended September 30, 2017 and the year ended December 31, 2016 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2016	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$4.17
Granted	2,057,589	0.75
Expired	(800,384)	5.31
Outstanding at September 30, 2017	7,782,449	C$3.15

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the nine month period ended September 30, 2017 and 2016.

	2017	2016
Risk free interest rate	0.95%	0.51%
Expected life in years	3.50	3.50
Volatility	72.90%	62.51%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.39	C$0.83

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

As at September 30, 2017, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,405,527	4.43	C$0.84	-	-	C$-
C$2.01-C$5.00	4,088,944	2.94	3.41	3,204,048	2.82	3.52
C$5.01-C$8.00	1,277,745	0.91	6.59	1,251,985	0.87	6.62
C$8.01-C$11.00	929	0.02	8.46	929	0.02	8.46
C$11.01-C$19.56	9,304	0.02	14.75	9,304	0.02	14.75
	7,782,449	3.06	C$3.15	4,466,266	2.27	C$4.41

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the nine month period ended September 30, 2017 and the year ended December 31, 2016 under the PSUP and the Directors PSUP is presented below.

	PSUP	Directors PSUP
Outstanding at January 1, 2016	233,577	211,371
Redeemed	(189,961)	(136,744)
Cancelled	(3,896)	-
Outstanding at December 31, 2016	39,720	74,627
Redeemed	(36,887)	-
Outstanding at September 30, 2017	2,833	74,627

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the three and nine months ended September 30, 2017 in relation to the PSUP and Directors PSUP was an expense of $0.01 million and recovery of $0.02 million, respectively, (2016 – recovery of $0.04 million and an expense of $0.01 million, respectively) recognized under general and administrative expenses. The total liability recognized at September 30, 2017 in respect of the PSUP and Directors PSUP was $0.03 million (December 31, 2016 - $0.3 million) which is classified as a current liability, reported within trade and other payables.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the nine months ended September 30, 2017 and year ended December 31, 2016 under the 2013 PSUP is presented below.

	September 30	December 31
	2017	2016
Opening balance	4,670,104	2,088,902
Redeemed	(2,508,394)	(1,324,092)
Granted	4,410,812	4,046,139
Cancelled	(367,678)	(140,845)
	6,204,844	4,670,104

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three and nine months ended September 30, 2017 in relation to the 2013 PSUP was $1.0 million and $3.4 million, respectively, (2016 - $2.0 million and $4.8 million, respectively).

(iv) Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at September 30, 2017, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2017 was $0.1 million and $0.2 million, respectively (2016 - $0.1 million and $0.3 million, respectively).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

18. Financial instruments

The Company’s financial instruments at September 30, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At September 30, 2017, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2017 or December 31, 2016, other than those discussed below.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 8 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three and nine months ended September 30, 2017 a mark to market loss of $0.7 million and gain of $5.3 million, respectively, (2016 – gain of $1.9 million and loss of $0.4 million, respectively) was recognized in relation to the debentures.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	September 30	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,073	$1,160
5.75% convertible debentures(2)	47,250	52,500
Warrant liability (2)	44	1,066

1.	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2.

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

At September 30, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

19. Related party transactions

Other than compensation paid to key management, there were no further related party transactions for the three and nine months ended September 30, 2017 and 2016.

20. Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Two of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, one of these proceedings as well as a third, now completed, similar proceeding were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017 and in April 2017, the two legal processes to nullify the Ejidos’ claim were decided in favour of Primero and these decisions have each been appealed by the relevant Ejido. In mid-August, 2017 a final decision was rendered in one of these proceedings in favour of the Company, validating the Company’s legal title. A final decision remains outstanding in the second case.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

While the third legal proceeding commenced by an Ejido has been initially decided against the Ejido, the Ejido is seeking to nullify the decision and as such there is no final resolution. Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to nullify such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The appeals court has issued a schedule whereby the parties will complete their briefing by the end of January 2018. A ruling on the appeal is expected sometime in 2018.

The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The Company intends to vigorously defend this class action lawsuit.

(c) As at September 30, 2017, the Company had entered into commitments to purchase plant and equipment totaling $0.1 million (December 31, 2016 - $0.5 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.